A/S 2/22

08026127

SECU[...] [...]MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51950

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alfa Capital Markets (USA), Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Ave
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Denson (212) 421-7500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 21 2008
Washington, DC
100

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

2/22

CARR, RIGGS & INGRAM, LLC

1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

P | 407.644.7455
F | 407.628.5277
www.cricpa.com

CRI
CARR
RIGGS &
INGRAM

Independent Auditor's Report

Shareholder
Alfa Capital Markets (USA), Inc.
New York, NY

We have audited the accompanying statement of financial condition of Alfa Capital Markets (USA), Inc. (the "Company"), a subsidiary of OJSC Alfa Bank, as of December 31, 2007, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alfa Capital Markets (USA), Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr Riggs & Ingram LLC

January 18, 2008, except for Note 6, as to which the date is February 6, 2008

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 1,873,327
Due from broker	1,127,038
Due from affiliate	22,597
Furniture and equipment, net of accumulated depreciation of $212,840	18,880
Other assets	154,417
	$ 3,196,259

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued expenses and other liabilities	$ 28,912
Shareholder's equity:	
Preferred stock – no par value; authorized 500 shares, none issued	
Common stock – no par value; authorized 500 shares, issued and outstanding 187 shares	8,011,500
Accumulated deficit	(4,844,153)
	3,167,347
	$ 3,196,259

See accompanying notes to financial statements.

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

Revenue:	
Commission income	$ 1,644,054
Interest and other income	80,193
	1,724,247
Expenses:	
Compensation and benefits	953,251
Floor brokerage, commissions and clearing fees	90,850
Communications	233,667
Rent expense, including occupancy costs	218,040
Professional and consulting fees	85,997
Interest	78,844
Other	374,374
	2,035,023
Loss before provision for income taxes	310,776
Provision for income taxes	9,871
Net loss	$ 320,647

See accompanying notes to financial statements.

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common stock		Accumulated	
	Shares	Amount	deficit	Total
Shareholder's equity at January 1, 2007	187	$8,011,500	$ (4,523,506)	$ 3,487,994
Net loss for the period	-	-	(320,647)	(320,647)
Shareholder's equity at December 31, 2007	187	$8,011,500	$ (4,844,153)	$ 3,167,347

See accompanying notes to financial statements.

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net loss	$ (320,647)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	11,273
Changes in operating assets and liabilities:	
Increase in due from broker	(405,843)
Decrease in due from affiliate	6,954
Increase in other assets	(96,369)
Increase in accrued expenses and other liabilities	11,031
Decrease in income taxes payable	(8,334)
Total adjustments	(481,288)
Net cash used by operating activities and net decrease in cash and cash equivalents	(801,935)
Cash and cash equivalents, January 1, 2007	2,675,262
Cash and cash equivalents, December 31, 2007	$ 1,873,327

See accompanying notes to financial statements.

ALFA CAPITAL MARKETS (USA), INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:
Alfa Capital Markets (USA), Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA", formerly the NASD). The Company is a wholly owned subsidiary of OJSC Alfa Bank (the "Parent"). The Company acts as an introducing broker for institutional customers.

Cash and cash equivalents:
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. Cash equivalents consist of a money market fund maintained at a bank.

Furniture and equipment:
Depreciation of furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. Estimated useful lives of the furniture and equipment are from five to seven years.

Income taxes:
Income taxes are determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue and expense recognition:
The revenues of the Company are derived primarily from commissions earned on securities transactions.

1. Nature of operations and summary of significant accounting policies - continued:

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

2. Furniture and equipment:

Furniture and equipment, at cost, consist of the following:

Furniture and fixtures	$ 36,102
Office equipment	195,618
	231,720
Less accumulated depreciation	(212,840)
	$ 18,880

3. Liabilities subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2007.

4. Income taxes:

The provision for income taxes at December 31, 2007, is summarized as follows:

Current:	
State	$ 9,871

The income tax expense differs from the benefit that would result from applying federal statutory rates to loss before provision for income taxes due to state income taxes and the valuation reserve against deferred tax assets.

At December 31, 2007, the Company had net operating loss carryforwards for income tax purposes of approximately $4,600,000, which are available to offset federal, state and local taxable income through 2027. The carryforwards resulted in a deferred tax asset of approximately $995,000 at December 31, 2007, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit.

5. Commitments:

The Company is obligated under non-cancelable lease agreements expiring through September 30, 2009. In general, the terms of the lease agreements require the Company to pay for insurance, taxes, and other costs relative to the leased property. Future aggregate minimum rental commitments are as follows:

Year ending December 31,

2008	$ 226,770
2009	114,390
	$ 341,160

One of the leases contains provisions for escalations based on certain costs incurred by the lessor. Rent expense relative to the above lease agreements was approximately $218,040 for the year ended December 31, 2007 and is included in the accompanying statement of operations as rent expense.

6. Litigation and settlement:

The Company was party to federal trademark infringement and unfair competition litigation involving the Company's use of the name "Alfa" in commerce in associated with financial services. As relief, the Plaintiff requested an injunction preventing the Company from using the word "Alfa" in connection with its services, along with damages attributed to the Company's use of the mark "Alfa" and attorney's fees associated with the action.

After lengthy negotiations, the Company reached a settlement with the Plaintiff. On February 6, 2008, a Stipulated Judgment between the Plaintiff and the Company was signed and entered by the Court. The terms of the Stipulated Judgment primarily enjoin and restrain the Company from using the word "Alfa" with reference to U.S. operations. Additionally, within 120 days of the entry of the Stipulated Judgment, the Company shall change its name, and apply to change all Federal and State registrations in the U.S. under that name to some other name that does not contain the words "Alfa" or "Alpha".

7. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

As of December 31, 2007, the Company had excess net capital of $1,146,108 and a net capital ratio of .02 to 1

8. Related party transactions:

The Company maintains cash balances with the Parent (OJSC Alfa Bank) and an affiliate. At December 31, 2007, such cash balances amounted to $1,715,896.

Also, the Company earned approximately $1,006,368 of commission income from affiliated companies.

9. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ 78,844
Income taxes	$ 10,863

ALFA CAPITAL MARKETS (USA), INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Total shareholder's equity	$ 3,167,347
Deductions:	
Non-allowable assets:	
Cash held in foreign affiliated banks	(1,715,896)
Furniture and equipment, net	(18,880)
Due from affiliate	(22,597)
Other assets	(139,570)
Net capital before haircuts on securities and foreign currency	1,270,404
Haircuts on securities position and foreign currency	(24,296)
Net capital	$ 1,246,108
Net capital, as reported in Company's Part II FOCUS report	$ 1,246,108

Note: In accordance with the above reconciliation, there are no material differences between the audited Computation of Net Capital and the Net Capital as reported in the Company's Part II FOCUS report.

ALFA CAPITAL MARKETS (USA), INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Accrued expenses and other liabilities	$ 28,912
Ratio of aggregate indebtedness to net capital	.02

CRI
CARR
RIGGS &
INGRAM

CARR, RIGGS & INGRAM, LLC

1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

P | 407.644.7455
F | 407.628.5277
www.cricpa.com

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Shareholder
Alfa Capital Markets (USA), Inc.
New York, NY

In planning and performing our audit of the financial statements and supplemental schedules of Alfa Capital Markets (USA), Inc. (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

January 18, 2008

END